Exhibit 99.10

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Platinum Group Metals Ltd. (the “Company”) for the fiscal year ended August 31, 2014 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are incorporated by reference therein.

The undersigned hereby consents to the references to, and the information derived from, the report titled “Technical Report for the Update on Exploration Drilling at the Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 14’ 11”S, Longitude 28° 54’ 42”E),” with an exploration drilling update effective date of October 21, 2014 and a mineral resource estimate effective date of June 12, 2014, and to the references, as applicable, to the undersigned’s name, in each case, included in or incorporated by reference in the 40-F, the AIF and the MD&A.

Coffey Mining South Africa Pty Ltd

By:	/s/ Kenneth Lomberg
Name: Kenneth Lomberg
Title: Senior Principal
Date: November 24, 2014

/s/ Kenneth Lomberg
Kenneth Lomberg
Date: November 24, 2014

/s/ Alan Goldschmidt
Alan Goldschmidt
Date: November 24, 2014